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EMAIL:  TFLEMING@OLSHANLAW.COM

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December 20, 2016

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Creative Learning Corporation Revised Preliminary Consent Statement on Schedule 14A Filed December 19, 2016 by FranVentures, LLC et al. (“FranVentures”) File No. 000-52883

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 19, 2016 (the “Staff Letter”), with regard to the above-referenced Revised Preliminary Consent Statement on Schedule 14A filed by FranVentures on December 19, 2016 with respect to Creative Learning Corporation. We have reviewed the Staff Letter with our client, and provide the following response on FranVenture’s behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Revised Preliminary Consent Statement.

1.	We note your response to prior comment 3. Where you disclose that the Proposals will become effective upon receiving the consent of a majority of outstanding voting securities on pages 1 and 6, please revise to also disclose that the Company’s bylaws include a provision which appears to require the unanimous consent of shareholders to the Removal Proposal to effect the Election Proposal in the manner contemplated in the consent statement.

FranVentures acknowledges the Staff’s comment and has revised its disclosure to reference the Company’s bylaws which purport to require the unanimous consent of shareholders to the Removal Proposal to effect the Election Proposal in the manner contemplated in the Revised Preliminary Consent Statement. Please see page 2 and page 7 of the Revised Preliminary Consent Statement submitted herewith.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 19, 2016

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The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Thomas J. Fleming

Thomas J. Fleming

cc:	Brian Pappas
FranVentures, LLC